

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Mail Stop 4561

December 15, 2009

Scott Hughes, CEO
MIB Digital, Inc.
2670 Towne Village Dr.
Duluth, GA 30097

> **Re: MIB Digital, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 18, 2009**
> **File No. 333-163172**

Dear Mr. Hughes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover Page of Registration Statement

1.   We note that the offering appears to be on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, but that you have not checked the appropriate box. Please explain or revise, as appropriate.

Outside Front Cover Page of Prospectus

2.   Please revise the cover page to clarify that this registration statement constitutes the initial public offering of MIB Digital's common stock.

3.   Please revise the initial paragraph so that the information is presented in a way that enhances readability and is in accordance with the plain English principles provided in Rule 421(d) of Regulation C. For instance, please avoid the use of all capital letters in the initial paragraph. In addition, consider revising the organization of the

cover page to avoid multiple references to, for example, the lack of a trading market for the common stock and to the best efforts, self-underwritten nature of the offering. In this regard, consider describing the terms of the offering (e.g., the stock price, dollar increments and maximum amount to be raised) in the initial paragraph. It would appropriate to then briefly describe in separate paragraphs the best-efforts nature of the offering, the absence of a public trading market, etc., followed by required disclosure regarding risk factors and any required legends at the bottom of the page.

4.   Revise the cover page to specifically address the "no minimum" structure of the transaction. In this regard, the cover page disclosure should briefly discuss the possibility that all of the shares may not be sold and that the amount raised may be minimal and may not even cover the costs of the offering, which you have estimated to be approximately $5,000. Please revise other relevant sections of the prospectus to address the impact that selling less than the maximum number of registered shares could have on your business plans.

5.   Name the officer/director who will sell the common stock on the cover page, and briefly describe the role of that person in the marketing of the securities.

Summary of Our Offering, page 3

6.   Given that the offering is a best efforts, no minimum offering, it is not appropriate to present information in the prospectus as though all of the shares of common stock will be sold. In this regard, we note your statements throughout the document that the number of shares outstanding after the offering will be 12,000,000 and that you expect to generate net proceeds of $25,000, even though there is no minimum number of shares that must be sold and no assurance that you will sell all of the shares covered by the prospectus. Where you reference shares to be sold in this offering, please revise throughout to indicate a range of possible outcomes with respect to the number of shares to be sold, the number of shares outstanding after the offering, and the possible proceeds to be generated thereby.

Summary Information About MIB Digital, Inc., page 4

7.   Please revise the business description both here and in the Business section to explain your proposed business in easy-to-understand, every-day language. Your statement that MIB Digital "develops and operates advertising and subscription supported content management platform capable of delivering video, audio and related advanced multimedia programming to broadband, IPTV and a wide variety of wireless mobile devices ranging from low cost mobile telephones to wireless-enabled Portable Digital Assistants" is unclear in this respect.

8.   We note your disclosure that you develop and operate an advertising and subscription supported content management platform, and your reference to your "core strength of products." It appears from your disclosure elsewhere in your prospectus, however,

that you have not yet started the development of your proposed product. For example, on page 27, you state: "Since inception, the majority of the company's time has been spent refining its business plan and conducting industry research, and preparing for a primary financial offering." As applicable, on the first page of your summary, inform potential investors that you have not completed the development of your proposed product and briefly summarize the status of your product development efforts. Inform investors that until the product is developed you will not be able to commence marketing or generate material revenues. Make appropriate changes to the text of the summary to clarify that you are a development stage company with no proven product or prototype. Additionally, provide a cross-reference to the page of the body of the prospectus where you discuss the status of your product development efforts, what remains to be accomplished to develop and market the proposed product, the financial resources you believe are necessary to complete product development, and the material uncertainties or difficulties that you may encounter that might prevent the completion of the product development. This comment applies to the Business section, as well.

Summary of the Offering by the Company, page 5

9.   This section appears to be duplicative of the section titled "Summary of Our Offering" on page 3. As such, please delete this section.

Summary of Our Financial Information, page 7

10.   This section appears to be duplicative of the section titled "Summary of Financial Information" on page 6. As such, please delete this section.

Risk Factors, page 7

11.   Many of the headings of your risk factors recite a condition or uncertainty to which your business is subject, but do not describe the risk to investors that the condition or uncertainty poses. For example, see the risk factor titled "Our Operating Results May Prove Unpredictable" on page 11. Please ensure that each risk factor caption contains a concise, meaningful description of the risk that is posed to investors. See Item 503(c) of Regulation S-K.

12.   The paragraphs in this section should be specific to your company and should provide quantitative information, as applicable, to inform investors of the significance and potential effect of the conditions or uncertainties you identify as the sources of material risk. For example, you refer in generic terms to your "product" or your "services" in such as way that the risk factors could apply to any business in nearly any industry. As another example, you identify a need for additional capital, but do not inform potential investors of the estimated minimum capital needs that you have identified, or when the additional capital is needed. Please revise throughout the risk factors section to provide contextual information of this type.

13.   Please remove the reference to the trading price of your common stock from the
        second paragraph of the introductory paragraph since your stock is not currently
        traded. In addition, it appears that you have erroneously referred to "Secure
        Window" in the third introductory paragraph to the risk factors. Please revise or
        explain.

"There is Substantial Uncertainty About the Ability of MIB Digital…," page 7

14.   Please explain why you have referenced an audit report dated November 2009 in this
        risk factor when the audit report you have provided in the filing is dated as of
        October 31, 2009.

"Since Our Sole Officer and Director Currently Owns…," page 10

15.   We note your disclosure that your sole officer and director currently owns 100% of
        your outstanding shares, and will own 75% of your outstanding shares after the
        offering is completed. Please revise to clarify that this assumes that you successfully
        sell all of the shares in the offering, and that if you sell less than all shares offered for
        sale, the percentage of shares owned by Mr. Hughes will be greater than 75%.

"Our Operating Results May Prove Unpredictable," page 11

16.   Please revise your disclosure here and throughout the document to clarify that you
        currently do not have any products and, correspondingly, that any references to a
        product, product demand, marketing activities, business operations, infrastructure,
        etc., do not currently apply to you.

"We Are a New Company With No Operating History...," page 13

17.   This risk factor appears to be duplicative of the risk factors that appear on page 11
        that begin "Our Lack of An Operating History" and "Our Operating Results may
        Prove Unpredictable." Please revise your disclosure to eliminate unnecessary
        repetitiveness.

"There is No Minimum Amount Required to Be Raised…," page 14

18.   The last two sentences of the first paragraph and the entire second paragraph of this
        risk factor appear to be unrelated to the subcaption preceding the risk factor. Please
        add a separate subcaption covering these risks.

"Should Our Sole Officer and Director Leave the Company…," page 15

19.   This risk factor appears to be duplicative of the risk factor titled "Key Management
        May Leave the Company" on page 12. In addition, the disclosure in the last two
        paragraphs of this risk factor appears to be completely unrelated to the subcaption
        preceding the risk factor. Please revise.

Use of Proceeds, page 17

20.   Please revise to clarify that the net proceeds from the offering assume payment of $5,000 of filing expenses.

21.   Please revise to quantify the anticipated cost of developing and completing your marketing and business plan. Further, please explain your statement that the funds will be used to develop and complete the business and marketing plan, but if less than the maximum offering amount is raised, it will first be used for the business and marketing plan, with remaining funds to be used for general operational and working capital.

Business, page 21

Introduction, page 21

22.   This section requires significant revision. Please consider the following comments in revising your disclosure in this section to address your particular business plan and industry niche.

23.   Much of the disclosure in this section is a general discussion of sports and advertising in the United States, and appears to be unrelated to your proposed business. Please revise this section to provide a clear and detailed discussion of your proposed business, the current status of your development efforts, and what you must accomplish in order to begin generating revenue.

24.   The statistics cited in this section refer to revenue associated with major sports leagues, sporting equipment sales, national advertising sales, etc. Given that you have not developed a business or marketing plan, and your proposed business does not appear to address these markets, it is unclear how these statistics are relevant to your proposed business. Please revise to describe more specifically the portion of the market applicable to you, and to include data that is relevant to and targeted at your proposed business.

25.   With respect to each third-party source you reference in support of the data you cite, to the extent you retain such references in your registration statement, please provide us with copies of the relevant portions of the cited reports. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement. In addition, to the extent not already cited, please provide the basis for all statistics and dollar amounts provided in your disclosure.

26.   Please delete your statement here, and in the summary section, that you expect to become a "recognized leader" in your industry niche. Also, statements that you will provide "the broadest, most innovative range of technology and content solutions" do

not appear to be appropriate. Given your status as a development stage company with no business or strategic plan, no product or prototype and no operations, there does not appear to be a reasonable basis for statements of this type.

Sales and Marketing, page 24

27.   Please revise to explain how you plan to market your product.

Competition, page 25

28.   Please revise to explain why your direct competition is KIT Digital, JumpTV and Media Zone.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 27

29.   Please revise to discuss in greater detail the terms of any agreement with your sole officer and director to provide initial operating and loan capital to sustain your business plan over the next twelve months. Please also disclose any material uncertainties regarding the ability to obtain funds in needed amounts from this source. In this regard, we note your statement in Liquidity and Capital Resources on page 27 that you anticipate needing $160,000 to execute your business plan over the next twelve months.

Background of Officer and Directors, page 31

30.   Please revise to discuss the other projects that currently occupy Mr. Hughes's time.

Summary Compensation Table, page 32

31.   Immediately following the summary compensation table is a table listing Mr. Hughes's stock holdings. Given your disclosure that Mr. Hughes did not receive these shares as compensation, it appears inappropriate to include this table in this location. Please revise or explain.

Principal Stockholders, page 33

32.   We note your statement that the beneficial ownership table also reflects Mr. Hughes's ownership assuming the sale of all shares in the offering. This statement does not appear to be correct. Please revise or delete.

Recent Sales of Unregistered Securities, page II-1

33.   For each unregistered offering, please revise to clearly state the section of the Securities Act or the rule of the Commission under which exemption from

registration is claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Exhibits, page II-1

34. It is unclear why Exhibit 4.1 contains a stock specimen for Primus Telecommunications Group, Incorporated. Please explain.

35. You do not appear to have filed any documents related to the unregistered sale of nine million shares of your common stock to Mr. Hughes. Please provide us with your analysis as to how you determined not to file any such documents as exhibits pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

36. We will review the opinion of counsel and the related consent when you file that document, which may generate additional comments. If you wish to provide a form of opinion with your next amendment, we will conduct a preliminary review of that document and comment, as appropriate, when that draft opinion has been submitted. See Item 601(b)(5) of Regulation S-K.

* * * * *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Scott Hughes
MIB Digital, Inc.
December 15, 2009
Page 8

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428 or to me at (202) 551-3457. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (561) 362-9612
James M. Schneider, Esq.
Schneider Weinberger & Beilly LLP